EXHIBIT 4

Release to Australian Stock Exchange

12 September 2003

Mayne sells WA diagnostic imaging assets

Mayne has announced it has entered into an agreement with PerthRadClinic (PRC) for the sale of its diagnostic imaging assets in Western Australia.

This agreement covers the operation of the inpatient and outpatient radiology departments at Joondalup Health Campus, including equipment, all staff and the nuclear medicine practice at the site.

Mayne’s diagnostic imaging presence in WA was not significant, contributing less than 1% of revenue to the division, and accordingly this was not considered a core asset to the portfolio.

The contract will be effective from 1 December 2003.

oooo0000oooo

Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
Ph: 03 9868 0886	Ph: 03 9868 0380
Mb: 0411 126 455	Mb: 0407 335 907